EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Three Months Ended March 31, 2004
Earnings:
Income before income taxes	$503.0

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	29.3
Portion of rents representative of interest factor	9.4
Less:
Gain on equity investments	(0.3)

Income as adjusted	$541.4

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$29.3
Portion of rents representative of interest factor	9.4
Capitalized interest	0.5

Total fixed charges	$39.2

Preferred Dividends:
Dividends on Preference Stock	$8.4

Ratio of earnings to fixed charges	13.8

Ratio of earnings to fixed charges and preferred dividends	11.4